UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49514

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fintrust Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

124 Verde Blvd, Suite 504
(No. and Street)

Greenville	SC	29607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allen Gillespie	864-288-2849	agillespie@finstrustadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Gillespie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fintrust Brokerage Services LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public _____

Signre: _____

Title:
Principal

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ z)(Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINTRUST BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2023

Fintrust Brokerage Services, LLC

TABLE OF CONTENTS

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goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fintrust Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fintrust Brokerage Services, LLC as of December 31, 2023 the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fintrust Brokerage Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fintrust Brokerage Services, LLC 's management. Our responsibility is to express an opinion on Fintrust Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Fintrust Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Fintrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, IL and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Fintrust Brokerage Services, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

Operating Cash and Cash Equivalents	$	484,675
Deposit with Clearing Broker		75,000
NFS Account Balances		214,766
Prepaid Expenses		15,818
Accounts Receivable		19,647
TOTAL ASSETS	**$**	**809,906**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Affiliates		266,968
Accounts Payable		42,385
TOTAL LIABILITIES	**$**	**309,353**

MEMBER'S EQUITY

Member's Equity	$	708,674
Net Loss		(208,121)
TOTAL MEMBER'S EQUITY	**$**	**500,553**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**809,906**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

REVENUES

Brokerage and Commission Revenue		
Mutual Fund 12b-1 Fees	$	207,055
Clearing Charge to RIA		73,530
Insurance & Annuities Distribution Fees		296,139
Riskless Principal Bond Trading Revenue		149,834
Brokerage Commission and Account Fees		173,152
Interest Income		10,374
TOTAL REVENUES	$	**910,084**

EXPENSES

Compensation & Benefits	$	602,202
Professional Fees		89,127
Office Supplies & Postage		3,499
Technology, Data, & Communications		113,064
Advertising & Marketing		7,862
Travel & Entertainment		15,917
Occupancy & Equipment		64,126
Clearing		97,153
Other Expenses		125,255
TOTAL EXPENSES	$	**1,118,205**

NET LOSS	$	**(208,120)**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

MEMBER'S EQUITY AT JANUARY 1, 2023	$	708,674
Contributions		-
Distributions		-
Net Loss		(208,121)
BALANCE AT DECEMBER 31, 2023	$	500,553

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(208,121)
Adjustments to reconcile net income to net cash provided by operating activities		
Due to Affiliate		(452,804)
NFS Balances		197,684
Prepaid Expenses		(14,797)
Clearing Receivable		13,795
Accounts Payable, Accrued Expenses, & Other Liabilities		(31,830)
Net Cash Used In Operating Activities	$	**(496,074)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		(496,074)
BALANCE AT JANUARY 1, 2023	$	980,749
BALANCE AT DECEMBER 31, 2023	$	484,675

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

FinTrust Brokerage Services, LLC, a North Carolina limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Significant Accounting and Reporting Policies

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles (GAAP) as required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety (90) days that are not held for sale in the ordinary course of business.

Revenue from Contracts with Customers

Significant Judgements

The Company follows ASC606 Revenue for Contracts with Customers, revenue is recognized upon satisfaction of performance detailed by the contract with its customers.
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether the revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Riskless Principal Trading Gross

The Company earns trading revenue from riskless principal transactions with institutional customers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e. the trade date. This includes riskless principal (government, corporate bonds and CMO/ABS) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. The Company buys the bond at a lower price than what it sold it at. The riskless principal revenue is earned at the time the transaction is executed.

2. Significant Accounting and Reporting Policies - Continued

Brokerage and Account Fees

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities has been transferred to or from the customer. The Company also charges an annual account fee that is recognized when paid by debit from the customer's account.

Insurance and Annuity Distribution Fees

The Company acts as a distributor of variable insurance and annuity products. The distribution fees are calculated based on a fixed rate multiplied by the daily net asset value of the fund or account value of the insurance or annuity contract. The rate is typically 1%-8%, recognized quarterly or monthly based on the contract.

Mutual Funds 12b-1 Fees

Mutual funds 12b-1 fees or pooled investment vehicles (collectively "funds") have entered into agreements with the Company to distribute and/or sell its shares to investors Fees are paid up front and over time (i.e.: 12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset vale [NAV]. The fund may also pay, upon investor exit from the fund (that is, contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided. Services within the scope of ASC606 include: brokerage commissions, mutual fund 12b-1 fees, insurance & annuity commissions, and riskless principal bond trading commissions.

Clearing Charge to RIA

The Company is paid a fee by its related party (RIA) for services provided to the RIA clients The fee is recognized monthly and is based on the billable value of the RIA clients assets as of the previous quarter end.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Member. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2023. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

2. Significant Accounting and Reporting Policies - Continued

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measures fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3: Unobservable inputs for asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company held two Certificates of Deposits and a money market fund in its net capital account at NFS as of December 31, 2023. The value of the money market at year end was $115,088 and is included in "Cash and Cash Equivalents" on The Statement of Financial Condition. The value of the CD's at year end was $196,832 and are included in the line item "NFS Accounts Balances" on The Statement of Financial Condiation. They mature on 07/29/2024 and 09/23/2025 and are considered Level I securities. Interest Income for the year is $10,374, at interest rates of 3.0% -3.6% annually.

3. Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely to have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2023, the Company experienced no material net losses as the result of the indemnity.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2023, the Company had net capital of $467,072 which was $417,072 in excess of its minimum net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 66.23% at December 31, 2023.

5. Commitments and Contingencies

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Contingencies* (ASC 440). Management has determined that no significant contingencies exist as of December 31, 2023. The Company has sustained a net loss and negative cash flow from operations for the current year. Management and ownership has determined the Company will be able to meet current obligations and net capital requirements with its current cash and future revenue or capital contributions as necessary.

6. Related Party Transactions

The Company has an expense sharing agreement with an affiliate effective January 1, 2022. Under the agreement, the Company pays the Affiliate a monthly fee for the use of personnel, office premises, including furniture and equipment, facilitating the payment of commissions to the Company's registered representatives, and other administrative services and operating expenses. The sharing rates are based on relative revenue as adjusted for certain types of revenue that require less administrative and personnel expense. In 2023, shared expenses under this agreement totaled $553,514 and are included within various operating expense line items on the accompanying Statement of Operations. During 2023, the Company's Member processed the commissions and other direct expenses of the Company as common paymaster, with the related liability passed through to the Affiliate for collection from the Company. The commissions paid totaled $270,950 and are included with compensation and benefits, and the other direct expenses totaled $88,687 and are included within various operating expense line items, on the accompanying Statement of Operations.

In addition, under a clearing charge agreement effective January 1, 2022, the Company charges this affiliate for costs of trading and related office expenses which totaled $73,530 and is included in the revenue on the accompanying financial statements.

As of December 31, 2023, the Company has recorded a liability due to this affiliate related to these transactions for $170,968.

The Company is party to a services agreement effective in 2022 with another affiliate to pay $4,000 monthly for accounting, human resources, and other administrative services provided by this affiliate, which automatically renews annually unless terminated by either party. As of December 31, 2023, the Company has recorded a liability due to this affiliate related to these transactions for $96,000.

7. Accounts Receivable

The Company has evaluated its accounts receivable and determined that no valuation allowance is needed as all accounts receivable are deemed collectible. The Company's accounts receivable is due upon providing services. The balance at December 31,2022 was $34,463.

8. Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 2023, the Company incurred advertising costs of $7,862.

9. Subsequent Events

The Company evaluated subsequent events through March 31, 2024, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Fintrust Brokerage Services, LLC

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
For the Year Ended December 31, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	500,553
LESS:		
Non-Allowable Assets		
Accounts Receivable		(9,999)
Prepaid Expenses		(15,818)
Total Non-Allowable Assets		(25,817)
Other Operational Deductions or Charges		(1,037)
TENTATIVE NET CAPITAL	$	**473,699**
HAIRCUTS ON SECURITIES		**6,627**
NET CAPITAL	$	**467,072**
Minimum dollar net capital requirement of reporting broker dealer		50,000
EXCESS NET CAPITAL	$	**417,072**
TOTAL AGGREGATE INDEBTEDNESS		**309,353**
MINIMUM NET CAPITAL BASED ON AI		**20,624**
PERCENTAGE OF NET CAPITAL TO AI		**66.23%**

There are no material differences between net capital in the amended unaudited Part IIA of Form X-17A-5 and net capital above.

Fintrust Brokerage Services, LLC

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release #34-70073. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Fintrust Brokerage Services, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Year Ended December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release #34-70073. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fintrust Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Fintrust Brokerage Services, LLC's Annual Exemption Report, in which (1) Fintrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fintrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and Fintrust Brokerage Services, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company

(2) Fintrust Brokerage Services, LLC stated that Fintrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fintrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fintrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2024

goldman & COMPANY, CPAs

FINTRUST®
BROKERAGE SERVICES

EXEMPTION REPORT

FinTrust Brokerage Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k2ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FinTrust Brokerage Services, LLC

I, Allen Gillespie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Compliance Officer
January 9, 2024

124 Verdae Boulevard, Suite 504 | Greenville, SC 29607
Phone: 864.288.2849 | www.fintrustadvisors.com

Investment advisory services offered through FinTrust Capital Advisors, LLC.
Securities offered through FinTrust Brokerage Services, LLC. Member FINRA & SIPC

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Fintrust Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Fintrust Brokerage Services, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Fintrust Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
FINTRUST BROKERAGE SERVICES LLC	8-49514

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report– Statement of Income (Loss)– Code 4030)		$916,756.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$916,756.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$493,737.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 103,826.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$3,758.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report- Statement of Income (Loss)- Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 601,321.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$315,435.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$473.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 263.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 263.00		
	d Add lines 11a through 11c		$ 263.00	
12	**LESSER** of line 10 or 11d.			$ 263.00
13	a Amount from line 8		$ 473.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 263.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 210.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 210.00
16	Overpayment/credit carried forward (if applicable)			$0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49514	DEA: FINRA	2023	Dec

MEMBER NAME FINTRUST BROKERAGE SERVICES LLC
MAILING ADDRESS 124 VERDAE BLVD STE 504
GREENVILLE, SC 29607

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FINTRUST BROKERAGE SERVICES LLC
(Name of SIPC Member)

Brittany Bynum
(Authorized Signatory)

2/27/2024
(Date)

bbynum@fintrustadvisors.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.